Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 4 DATED AUGUST 2, 2010

TO THE PROSPECTUS DATED MARCH 31, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated March 31, 2010, as supplemented by supplement no. 1 dated April 20, 2010, supplement no. 2 dated May 18, 2010 and supplement no. 3 dated June 22, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the acquisition of two medical office buildings containing 34,830 rentable square feet in Stockbridge, Georgia.

Status of the Offering

We commenced our initial public offering of 140,000,000 shares of common stock on November 20, 2009. On April 19, 2010 we broke escrow with respect to subscriptions received from all states where we are conducting this offering except Pennsylvania and Tennessee, which have minimum offering amounts of $33.4 million and $20.0 million, respectively. As of July 29, 2010, we had accepted aggregate gross offering proceeds of $18.1 million related to the sale of 1,827,938 shares of stock, all of which were sold in the primary offering.

Except with respect to subscriptions from Pennsylvania and Tennessee, subscribers should make their checks payable to “KBS Strategic Opportunity REIT, Inc.” Until we have raised $33.4 million and $20.0 million, respectively, from persons not affiliated with us or our advisor, Pennsylvania and Tennessee investors should continue to make their checks payable to “UMB Bank, N.A., as agent for KBS Strategic Opportunity REIT, Inc.”

Acquisition of the Village Overlook Buildings

On July 29, 2010, we, through an indirect wholly owned subsidiary, entered into an agreement to acquire, and on August 2, 2010, closed on the acquisition of two two-story medical office buildings containing 34,830 rentable square feet located on approximately 2.7 acres of land at 7444 and 7445 Hanover Parkway in Stockbridge, Georgia (the “Village Overlook Buildings”). The seller is not affiliated with us or our advisor. The purchase price of the Village Overlook Buildings was approximately $1.8 million plus closing costs. We funded the acquisition of the Village Overlook Buildings with proceeds from this offering, but may later place mortgage debt on the property.

The Village Overlook Buildings were built in 1993 and are currently 51% leased to five tenants. The current aggregate annual effective base rent for the remaining lease terms of the tenants of the Village Overlook Buildings is approximately $0.4 million and the current weighted-average remaining lease term for the tenants is approximately 0.8 years. The current weighted-average annual rental rate over the remaining lease term is $21.72 per square foot.

We believe that the Village Overlook Buildings are suitable for their intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to the Village Overlook Buildings.

1